March 11, 2020

T. Riggs Eckelberry
Chief Executive Officer
OriginClear, Inc.
525 S. Hewitt Street
Los Angeles, California 90013

       Re: OriginClear, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed March 6, 2020
           File No. 024-11141

Dear Mr. Eckelberry:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed March 6, 2020

Incentives, page 10

1. Please revise to disclose the marketing promotions you intend to offer to investors to encourage them to invest in your offering.
 T. Riggs Eckelberry
FirstName LastNameT. Riggs Eckelberry
OriginClear, Inc.
Comapany2020
March 11, NameOriginClear, Inc.
Page 2
March 11, 2020 Page 2
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Gregory A. Sichenzia, Esq.